RECEIVED
AUG 2 7 2010
SEC MAIL PROCESSING SECTION
WASH, D.C.
193


10031953

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 65889

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/09 AND ENDING 06/30/10
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Hardcastle Trading USA, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

755 Secaucus Road
(No. and Street)

Secaucus	New Jersey	07094
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Brent Hippert 443-541-8400
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Citrin Cooperman & Company, LLP
(Name – *if individual, state last, first, middle name*)

529 Fifth Avenue	New York	New York	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Brent Hippert, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Hardcastle Trading USA, LLC, as of June 30, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

DIVYESH PATEL
NOTARY PUBLIC - MARYLAND
Baltimore County
My Commission Expires Jan. 13, 2014

08/06/2010

Notary Public

This report ** contains (check all applicable boxes):

☒ (a) Facing Page.
☒ (b) Statement of Financial Condition.
☒ (c) Statement of Income (Loss).
☒ (d) Statement of Changes in Financial Condition.
☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☒ (g) Computation of Net Capital.
☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☒ (l) An Oath or Affirmation.
☒ (m) A copy of the SIPC Supplemental Report.
☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
☒ (o) Independent auditor's report on internal accounting control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


SEC Mail Processing
RECEIVED
AUG 27 2010
WASH., D.C.
193
Section

HARDCASTLE TRADING USA, LLC
(A Limited Liability Company)

STATEMENT OF FINANCIAL CONDITION

JUNE 30, 2010

HARDCASTLE TRADING USA, LLC
(A Limited Liability Company)
JUNE 30, 2010

TABLE OF CONTENTS

	Page
INDEPENDENT AUDITORS' REPORT	1
FINANCIAL STATEMENT	
Statement of Financial Condition	2
Notes to Statement of Financial Condition	3-9



Citrin Cooperman & Company, LLP

CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

To the Member
Hardcastle Trading USA, LLC

We have audited the accompanying statement of financial condition of Hardcastle Trading USA, LLC (a limited liability company) (the "Company") as of June 30, 2010. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Hardcastle Trading USA, LLC as of June 30, 2010, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1 to the financial statements, effective July 1, 2009, the Company changed its method of accounting for uncertainty in income taxes and adopted new accounting guidance with respect to fair value measurements related to non-financial assets and liabilities.



CERTIFIED PUBLIC ACCOUNTANTS

August 25, 2010

529 FIFTH AVENUE, NEW YORK, NY 10017 • (212) 697-1000 • FAX (212) 697-1004
e-mail: info@citrincooperman.com

HARDCASTLE TRADING USA, LLC
(A Limited Liability Company)
STATEMENT OF FINANCIAL CONDITION
JUNE 30, 2010

ASSETS

Cash	$ 179,039
Dividends receivable	92,655
Due from clearing broker-dealer	81,744,870
Investments in securities, at fair market value	462,789,527
Other investments	10,000
Property and equipment, less accumulated depreciation of $850,274	647,041
Security deposits	8,070
Other assets	58,596
TOTAL ASSETS	$ 545,529,798

LIABILITIES AND MEMBER'S EQUITY

Liabilities:	
Securities sold, not yet purchased, at fair market value	$ 505,823,248
Licensing fee payable to Parent	1,969,380
Accounts payable and accrued expenses	231,599
Dividends payable	196,698
Corporate taxes payable	25,529
Notes payable to Parent	28,050,000
Total liabilities	536,296,454
Commitments and contingencies (Notes 6 and 7)	
Member's equity	9,233,344
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 545,529,798

See accompanying notes to statement of financial condition.

NOTE 1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

Hardcastle Trading USA, LLC (the "Company") was formed as a limited liability company on January 16, 2003, under the laws of the State of Delaware to manage and operate as a registered securities broker-dealer and to engage in the securities and brokerage business. The Company is a wholly owned subsidiary of Hardcastle Trading AG (the "Parent"), a Swiss company, and is registered with the Securities and Exchange Commission (the "SEC") as a broker-dealer. Additionally, the Company is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA") and a participant and market maker on the Boston Options Exchange; and various other exchanges. The Company clears its securities transactions on a fully disclosed basis through another broker-dealer.

Recently adopted accounting pronouncements

In June 2009, the Financial Accounting Standards Board ("FASB") issued authoritative guidance that established the Accounting Standards Codification ("Codification" or "ASC") as the source of authoritative GAAP recognized by the FASB to be applied to all nongovernmental entities. The Codification supersedes all of the existing accounting and reporting standards applicable to privately held companies upon its effective date and, subsequently, the FASB will not issue new standards in the form of FASB Statements, FASB Staff Positions, or Emerging Issues Task Force Abstracts. The guidance is not intended to change or alter existing GAAP. The guidance became effective for the Company for the fiscal year ended June 30, 2010.

The guidance did not have an impact on the Company's financial position, results of operations or cash flows. All references to previous numbering of FASB Statements, FASB Staff Positions or Emerging Issues Task Force Abstracts have been removed from the financial statements and accompanying notes.

On July 1, 2009, the Company prospectively adopted new accounting guidance found in FASB ASC 820, *Fair Value Measurements and Disclosures*, for nonfinancial assets and liabilities, except for items that are recognized or disclosed at fair value in the consolidated financial statements on a recurring basis (at least annually). Adoption of the new guidance did not have a material impact on the Company's financial statements.

On July 1, 2009, the Company adopted the new standard regarding accounting for uncertainty in income taxes. The Company is required to apply the "more likely than not" threshold to the recognition and derecognition of tax positions. The standard also provides guidance on the measurement of tax positions, balance sheet classification, interest and penalties, accounting in interim periods, disclosures, and transition. Adoption of the standard did not have a material effect on the Company's financial statements.

In May 2009, the FASB issued guidance related to subsequent events, which was primarily codified into FASB ASC 855, *Subsequent Events*. This guidance establishes general standards of accounting for and disclosure of events that occur after the date of the statement of financial condition but before financial statements are issued. In particular, the guidance sets forth: (1) the period after the date of the statement of

NOTE 1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Recently adopted accounting pronouncements (continued)

financial condition during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements; (2) the circumstances under which an entity should recognize events or transactions occurring after the date of the statement of financial condition in its financial statements; and (3) the disclosures that an entity should make about events or transactions that occurred after the date of the statement of financial condition.

FASB ASC 855 is effective for interim or annual periods ending after June 15, 2009, and is to be applied prospectively. The Company adopted FASB ASC 855 as of June 30, 2010. The Company has evaluated all events or transactions that occurred after June 30, 2010, up through the date that the financial statements were available to be issued on August 25, 2010.

Use of estimates

The preparation of a statement of financial condition in conformity with GAAP requires the Company's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

Securities transactions

Principal transactions are recorded on a trade-date basis.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

Marketable securities are stated at fair value as determined by quoted market prices. Securities not readily marketable are valued at fair value as determined by management.

Property and equipment

Property and equipment are carried at cost. Expenditures for maintenance and repairs are expensed currently, while renewals and betterments that materially extend the life of an asset are capitalized. The cost of assets sold, retired, or otherwise disposed of, and the related allowance for depreciation, are eliminated from the accounts, and any resulting gain or loss is recognized. Depreciation is provided using accelerated methods over the estimated useful lives of the assets, which are as follows:

Furniture and equipment	7 years
Computer equipment	5 years
Computer software	3 years

Concentrations of credit risk

The Company maintains its cash at a major financial institution in accounts that at times may exceed federally insured limits. The Company has not experienced any losses on such accounts.

NOTE 1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Concentrations of credit risk (continued)

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

Fair value measurements

FASB ASC 820, *Fair Value Measurements and Disclosures*, establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). Categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs. Under the new standard, fair value is defined as the exit price, or the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants as of the measurement date.

The three levels of the fair value hierarchy under FASB ASC 820 are described as follows:

> *Level 1* inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Company has the ability to access.
>
> *Level 2* inputs to the valuation methodology include: quoted prices for similar assets or liabilities in active markets; quoted prices for identical assets or liabilities in inactive markets; inputs other than quoted prices that are observable for the asset or liability; and, inputs that are derived principally from or corroborated by observable market data by correlation or other means.
>
> *Level 3* inputs to the valuation methodology are unobservable and significant to the fair value measurement.

Income taxes

The Company is treated as a corporation for federal and state income tax purposes. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of assets and liabilities and their respective tax bases. Deferred tax assets, including tax loss and credit carryforwards, and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Deferred income tax expense represents the change during the period in deferred tax

NOTE 1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Income taxes (continued)

assets and liabilities. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

NOTE 2. PROPERTY AND EQUIPMENT

Property and equipment at June 30, 2010, consisted of the following:

Furniture and equipment	$ 111,597
Computer equipment	1,321,542
Software	9,958
Leasehold improvements	54,218
	1,497,315
Less: accumulated depreciation	(850,274)
Property and equipment, net	$ 647,041

Depreciation expense for the year ended June 30, 2010, amounted to $261,289.

NOTE 3. INVESTMENTS IN SECURITIES

The Company has elected, and Goldman Sachs Execution & Clearing, L.P. ("GSEC"), as the Company's clearing-broker dealer, has permitted, the Company to use SEC Rule 15c3-1(a)(6). Pursuant to this rule, GSEC is responsible for absorbing the haircuts on the securities owned by the Company.

Investments in securities, carried at fair value, consisted of the following at June 30, 2010:

	Owned	Sold, not yet purchased
Options	$ 240,900,850	$ 252,044,404
Equities	221,888,677	253,778,844
Total	$ 462,789,527	$ 505,823,248

NOTE 4. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC's Uniform Net Capital Rule ("SEC Rule 15c3-1"), which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, not exceed 15 to 1. Net capital and aggregate indebtedness change from day to day. At June 30, 2010, the Company's net capital of $8,509,637 exceeded its minimum net capital requirement of $2,031,547. The Company's ratio of aggregate indebtedness to net capital was 3.58 to 1 as of Wednesday, June 30, 2010.

NOTE 5. RELATED-PARTY TRANSACTIONS

Effective February 1, 2004, the Company entered into a licensing agreement with its Parent. On July 1, 2009, the Company and the Parent agreed to extend the agreement through June 30, 2014. The agreement provides the Company with access to certain software and know-how developed by the Parent, as well as to certain administrative and management services provided by the Parent with respect to the Company's trading, risk management, and back office operations. The agreement states that the Company is to pay the Parent under the agreement based upon its return on utilized capital, as defined in the agreement. For the year ended June 30, 2010, $5,717,923 was incurred under the license agreement. At June 30, 2010, $1,969,380 is payable and is included in the liabilities section in the accompanying statement of financial condition.

In addition, as more fully described in Note 7, the Company has received financing from its Parent.

NOTE 6. COMMITMENTS

Effective April 16, 2008, the Company has entered into a master service agreement with an unrelated entity. Under the agreement, the Company receives access to electronic communications systems and facilities. In addition, the Company also occupies office space within the service center. As of June 30, 2010, future minimum annual commitments under the master service agreement are as follows:

Year ending June 30:	
2011	$ 388,872
2012	388,872
2013	324,060
	$ 1,101,804

NOTE 7. NOTES PAYABLE

The Company has entered into various non-collateralized promissory note agreements with the Parent to fund trading activities. The terms of these notes range between 3 and 5 years. The notes require annual interest-only payments. The interest rates for these loans are 12% per annum or 130% of the monthly Applicable Federal Rate for mid-term loans, as published by the Internal Revenue Service.

As of June 30, 2010, future principal payments are summarized as follows:

Year ending June 30:	
2011	$ 16,600,000
2012	3,500,000
2013	7,950,000
	$ 28,050,000

NOTE 8. FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK

The Company enters into various transactions involving derivatives and other off-balance-sheet financial instruments. These financial instruments include futures and exchange-traded options. These derivative financial instruments are used for trading activities and to manage market risk and are, therefore, subject to varying degrees of market and credit risk. Derivative transactions are entered into for trading purposes or to economically hedge other positions or transactions.

The Company does not apply hedge accounting as defined in FASB ASC 815, *Derivatives Instruments and Hedging*, as all financial instruments are marked to market, with changes in fair values reflected in earnings. Therefore, the disclosures required in FASB ASC 815 are generally not applicable with respect to these financial instruments.

Futures provide for delayed delivery of the underlying instrument. As a writer of options, the Company receives a premium in exchange for giving the counterparty the right to buy or sell the security at a future date at a contracted price. Futures contracts are executed on an exchange, and cash settlement is made on a daily basis for market movements. Accordingly, futures contracts generally do not have credit risk. The credit risk for options is limited to the unrealized market valuation gains recorded in the statement of financial condition. Market risk is substantially dependent upon the value of the underlying financial instruments and is affected by market forces such as volatility.

In addition, the Company has sold securities that it does not currently own; therefore, it will be obligated to purchase such securities at a future date. The Company has recorded these obligations in the financial statements at June 30, 2010, at the market values of the related securities and will incur a loss if the market value of the securities increases subsequent to June 30, 2010 prior to the Company "closing" its position.

Derivatives used for economic hedging purposes include purchased options. Unrealized gains or losses on these derivative contracts are recognized currently in the statement of income and member's equity as trading revenues.

Fair values of options contracts are recorded in securities owned or securities sold, not yet purchased, as appropriate.

Premiums and unrealized gains and losses for written and purchased option contracts are recognized gross in the statement of financial condition.

NOTE 9. EMPLOYEE BENEFIT PLANS

The Company adopted a 401(k) retirement plan (the "Plan") to provide retirement benefits for its employees. Employees may contribute a percentage of their annual compensation to the Plan, limited to a maximum annual amount as set periodically by the Internal Revenue Service. In addition, the Plan provides for discretionary contributions as determined by management.

NOTE 10. JOINT BACK OFFICE

The Company has a Joint Back Office ("JBO") clearing agreement with GSEC. The agreement allows JBO clearing agreement participants to receive favorable margin treatment as compared to the full customer margin requirements of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System. As part of this agreement, the Company is required to maintain a minimum liquidating equity (as defined) with GSEC.

NOTE 11. FAIR VALUE MEASUREMENTS

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of June 30, 2010:

	Level 1	Level 2	Level 3	Total
Assets:				
Investments in securities, at fair value	$ 221,888,677	$ -	$ -	$ 221,888,677
Derivatives, long	240,900,850	-	-	240,900,850
Other investments, not readily marketable	-	-	10,000	10,000
Total	$ 462,789,527	$ -	$ 10,000	$ 462,799,527
Liabilities:				
Securities sold, not yet purchased, at fair value	$ 253,778,844	$ -	$ -	$ 253,778,844
Derivatives, short	252,044,404	-	-	252,044,404
Total	$ 505,823,248	$ -	$ -	$ 505,823,248

The following table presents a reconciliation of beginning and ending balances of the fair value measurements using significant unobservable inputs (Level 3):

	Other investments
Balance - beginning	$ 10,000
Purchases, sales and other	-
Balance - ending	$ 10,000